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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.   )*


                       MULTILINK TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                             Class A Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  62544T 109
                        ------------------------------
                                (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                      13G

----------------------------------
  CUSIP No. 62544T 10 9
----------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard N.Nottenburg
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       5.
                              19,770,000 Class A Common Shares consisting of:
      SHARES
                              (i)   vested options to purchase 3,950,000 Class A
   BENEFICIALLY                     Common Shares; plus

     OWNED BY                 (ii)  ownership of 7,340,000 Class B Common Shares
                                    (convertible 1 for 1 into Class A Common
       EACH                         Shares; voting 10 for 1 with the Class A
                                    Common Shares when unconverted); plus
    REPORTING
                              (iii) proxies to vote an additional 8,480,000
      PERSON                        Class B Common Shares (convertible 1 for 1
                                    into Class A Common Shares; voting 10 for 1
       WITH                         with the Class A Common Shares when
                                    unconverted).
                   -----------------------------------------------------------
                          SHARED VOTING POWER
                     6.
                              -0-

                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7.
                              11,290,000 Class A Common Shares consisting of:

                              (i) vested options to purchase 3,950,000 Class A Common Shares; plus

                              (ii) ownership of 7,340,000 Class B Common Shares
                                   (convertible 1 for 1 into Class A Common
                                   Shares; voting 10 for 1 with the Class A
                                   Common Shares when unconverted).
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
                              19,770,000 Class A Common Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      31.5% on an as-if converted basis
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN/HC
------------------------------------------------------------------------------
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Item 1.

              (a)   Name of Issuer:  MULTILINK TECHNOLOGY CORPORATION

              (b) Address of Issuer's Principal Executive Offices: 300 Atrium Drive, Second Floor, Somerset, New Jersey 08873

Item 2.

              (a)   Name of Person Filing:  Richard N. Nottenburg

              (b)   Address of Principal Business Office or, if none, Residence:

                             300 Atrium Drive, Second Floor
                             Somerset, New Jersey 08873

              (c)   Citizenship:  U.S.A.

              (d)   Title of Class of Securities:  Class A Common Stock

              (e)   CUSIP Number:  62544T 10 9


Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              Not applicable

Item 4.       Ownership.

              (a)   Amount beneficially owned:  19,770,000

              (b)   Percent of class:  31.5%

              (c)   Number of shares as to which the person has:

                    (i) Sole power to vote or to direct the vote 19,770,000 (See response to Row 5)

                    (ii)  Shared power to vote or to direct the vote - 0 -

                    (iii) Sole power to dispose or to direct the disposition of
                          11,290,000 (See response to Row 7)

                    (iv) Shared power to dispose or to direct the disposition of - 0 -


Item 5.   Ownership of Five Percent or Less of a Class


Not applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Reporting Person owns 17,340,000 Class B Common Shares and also has the exclusive right to vote 8,480,000 shares of Class B Common Stock owned by Jens Albers. Dr. Albers otherwise retains all other rights of ownership regarding such 8,480,000 shares of Class B Common Stock. The Class B Common Stock has the right to convert 1 for 1 to Class A Common Stock and has the right to vote with the Class A Common Stock 10 to 1 until converted.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company


Not applicable


Item 8.   Identification and Classification of Members of the Group


Not applicable


Item 9.   Notice of Dissolution of Group


Not applicable


Item 10.  Certifications


Not applicable


                           SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            2/11/02
                --------------------------------
                              Date

                   /s/ Richard N. Nottenburg
                --------------------------------
                           Signature

                     Richard N. Nottenburg
                --------------------------------
                           Name/Title
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                                   Exhibit A
                      Relating to Item 6 of the Schedule

Dr. Jens Albers
300 Atrium Drive, Second floor
Somerset, New Jersey 08873

Citizenship:     Germany

Dr. Albers is an individual and a control person with respect to the Issuer.